[Letterhead of Fanhua Inc.]

June 29, 2017

Via EDGAR

Ada Sarmento, Esq.
Senior Counsel

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4565
Washington, D.C. 20549

Re:	Fanhua Inc.

Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-217946)

Dear Ms. Sarmento:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Fanhua Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-217946) on Form F-3 filed with the Commission on May 12, 2017 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed secondary offering by certain non-executive employees of the Company (the “Selling Shareholder”) to be made on a continuous, non-underwritten basis pursuant to Rule 415 of the Act. The Selling Shareholder have informed the Company that they do not desire to sell their shares in a public offering in the U.S. at this time. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Act.

Since the Registration Statement was not declared effective by the Commission, no offers or sales of the Company’s securities were made pursuant to the Registration Statement. The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Mr. Benjamin Su of Kirkland & Ellis LLP at +852-3761-3306 or via email at benjamin.su@kirkland.com.

Fanhua Inc.

By:	/s/ Wang Chunlin
Name:	Wang Chunlin
Title:	Chief Executive Officer and Director